Exhibit 99.1

Release: Contact: Web Page:	IMMEDIATE RELEASE Cecilia Au-Yeung Global-Tech Advanced Innovations Inc. Telephone: Hong Kong (852) 2814-0601 investorrelations@global-webpage.com http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS ANNOUNCES SHAREHOLDERS’ APPROVAL OF THE MERGER AGREEMENT

Hong Kong, March 18, 2016 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) (the “Company”) today announced that, at an extraordinary general meeting of its shareholders held on March 17, 2016 (the “EGM”), the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated as of December 4, 2015 (the ‘‘Merger Agreement’’), among the Company, Timely Star Limited and Timely Merit Limited (“Merger Sub”), the articles of merger and plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands as provided in Section 171(2) of the BVI Companies Act, 2004 of the British Virgin Islands (together, the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below). Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation.

Approximately 87.07% of the Company’s total outstanding ordinary shares (a “Share”) voted in person or by proxy at the EGM. The proposal to approve the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby, including the Merger, received approval from (i) approximately 99.92% of the Shares present and voting in person or by proxy as a single class at the EGM, and (ii) approximately 99.64% of the outstanding Shares (excluding the Shares beneficially owned by Mr. John C.K. Sham (the president and chief executive officer of the Company), Wing Shing Holdings Company Limited, Hui Shun Chi, Jenny Tsai and Estee Sham and the Shares held by the Company or any subsidiary of the Company) present and voting in person or by proxy at the EGM.

The parties expect to complete the Merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the Merger, the Company will become a privately held company and its Shares will no longer be listed on the Nasdaq Stock Market LLC.

About Global-Tech Advanced Innovations Inc.

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market electronic components and other related products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Kin Teck Industrial Building

12/F ● 26 Wong Chuk Hang Road

Aberdeen, Hong Kong

(852) 2814-0601

(852) 2873-0591

Exhibit 99.1

Safe Harbor: Forward-Looking Statement

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For further information, please contact:

Ms. Cecilia Au-Yeung

Global-Tech Advanced Innovations Inc.

Telephone: +852-2814-0601

Email: investorrelations@global-webpage.com

Kin Teck Industrial Building

12/F ● 26 Wong Chuk Hang Road

Aberdeen, Hong Kong

(852) 2814-0601

(852) 2873-0591